November 25, 2014

Via EDGAR and Hand Delivered

Correspondence Relating to Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn:	Loan Lauren P. Nguyen

Special Counsel

RE:	Kenon Holdings Ltd.

Amendment No. 2 to Draft Registration Statement on Form 20-F

Submitted September 16, 2014

CIK No. 0001611005

Dear Ms. Nguyen:

On behalf of our client Kenon Holdings Ltd. (the “Company”, or “Kenon”, and including each of the companies that will become subsidiaries of the Company in connection with the spin-off, the “Group”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 30, 2014 (the “Third Comment Letter”), with respect to Amendment No. 2, confidentially submitted to the Commission on September 16, 2014 (the “Second Amendment”), to the Company’s draft Registration Statement on Form 20-F (the “Draft Registration Statement”), originally submitted to the Commission on a confidential basis on
June 20, 2014.

Concurrently with the submission of this response letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), the Registration Statement on Form 20-F, CIK No. 0001611005 (the “Registration Statement”). The Registration Statement includes revised disclosure in response to the Staff’s comments, as noted herein, and also includes other changes to reflect developments in the businesses of the Company. For the Staff’s convenience, we will deliver three copies of the Registration Statement marked to show all revisions to the Draft Registration Statement since the Second Amendment.

Loan Lauren P. Nguyen

November 25, 2014

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Third Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comments in italics below. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Unaudited Pro Forma Financial Information, page 23

1.	We note from your disclosure on page 7 and elsewhere in the filing that the sale of your 21% indirect equity interest in Edegel, which was initially agreed upon in April 2014, was finalized in September 2014. In light of the apparent significance of this equity method investment to your operating results for the year ended December 31, 2013, we believe it may be beneficial to investors if you reflect the sale of your 21% interest in Edegel in the pro forma financial statements. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 28 – 37 of the Registration Statement.

Business Overview, page 93

2.	In your response to our prior comment 9 you state that you intend to maximize shareholder value by providing direct access to your business lines “through the disaggregation and separation of [your] holdings into their constituent parts.” You also state that you intend to “[c]ontinue to grow IC Power” and “[c]ontinue to develop Qoros into a leading carmaker serving highly attractive markets.” With a view to revised disclosure, please explain to us how you intend to disaggregate each of your primary businesses while also growing them.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company believes that, upon the consummation of the spin-off, it will have enhanced flexibility and the ability to pursue more focused strategies and capital structures that are appropriate for each of its businesses’ industries and development. The Company intends to utilize such flexibility to assist with the growth and development of each of its businesses. The Company will focus on furthering the development of each of its businesses and then, when the Company believes it is in the best interests of its shareholders to do so based on company-specific factors, market conditions and other relevant information, it will provide direct access of such a business to its shareholders.

The Company has revised the disclosure accordingly. Please see pages 12, 97, 102, 105 and 179 of the Registration Statement.

Loan Lauren P. Nguyen

November 25, 2014

Owned Vessels, page 152

3.	We note your response to our prior comment 11. Please revise this section to explain how these vessels are deployed and how they generate revenue for you.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 160 of the Registration Statement.

Item 5. Operating and Financial Review and Prospects, page 169

Operating Results, page 187

4.	We note that in connection with separately presenting gains on disposal of investees on the face of your statements of income, you have revised your disclosure on page 192 to discuss the nature of these gains. However, your disclosure on page 192 indicates that the gain from disposal of investees was $84 million in 2013 rather than the $43 million presented on the statements of income. Please revise this section to disclose the appropriate amounts related to the gains on disposal of investees and to separately discuss any amounts related to “other income.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 214 of the Registration Statement.

*    *    *

Loan Lauren P. Nguyen

November 25, 2014

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,

James A. McDonald, Esq.

Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Scott Simpson, Esq.